UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of December, 2002

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Material Change Report dated December 10, 2002

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated December 10, 2002	3 – 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2002	Cameco Corporation

	By:	“Gary M.S. Chad”

Senior Vice-President, Law,
Regulatory Affairs and
Corporate Secretary

FORM 25 (Saskatchewan)
FORM 26 (Newfoundland)
FORM 27 (British Columbia, Alberta, Ontario & Nova Scotia)

Material Change Report Pursuant To

Clause 84(1)(b) of the Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(1) of the Securities Act, S.B.C. 1985 c. 83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c. S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c. 466
Subsection 73 of the Securities Act, R.S.Q. c.V-1 - 1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act, 1990 S. Nfld. c. 48

ITEM 1	—	Reporting Issuer:

Cameco Corporation (“Cameco”)

ITEM 2	—	Date of Material Change:

December 6, 2002

ITEM 3	—	Press Release:

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on December 6, 2002.

ITEM 4	—	Summary of Material Change:

Cameco announced an increase in its annual common share dividend from $0.50 to $0.60 per share. The dividend increase will take effect for shareholders of record at the end of the first quarter of 2003.

ITEM 5	—	Full Description of Material Change:

Cameco announced an increase in its annual common share dividend from $0.50 to $0.60 per share. The dividend increase will take effect for shareholders of record at the end of the first quarter of 2003.

The board also declared a quarterly dividend of $0.125 (Cdn) per share, payable on January 15, 2003 to shareholders of record on December 31, 2002.

Cameco’s board of directors has consistently followed a policy of paying $0.50 per common share since the company became publicly traded in 1991. After reviewing the company’s financial position, particularly its cash flow, the board decided to amend the policy to increase the common share dividend by 20% next year.

“We are confident that Cameco’s strong cash flow will increase in the coming years, particularly with the contribution from our investment in Bruce Power,” said Bernard Michel, Cameco’s chair and chief executive officer. “This will allow us to increase our dividend to shareholders, fund our current commitments and maintain the flexibility to pursue nuclear growth opportunities in the future.”

Cameco has consistently stated that it will return surplus cash to shareholders. “We are pleased to reward Cameco’s patient shareholders by providing them with an opportunity to share in the company’s success,” said Michel.

Statements contained in this material change report which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

ITEM 6	—	Reliance on Subsection 84(2) (SK), Subsection 67(2) (BC), Subsection 118(4) (AB), Subsection 75(3) (ON), Section 74 (PQ), Subsection 81(3) (NS), and Subsection 76(3) (NF):

None Applicable

ITEM 7	—	Omitted Information:

None Applicable

ITEM 8	—	Senior Officer:

Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary Cameco Corporation (306) 956-6303

ITEM 9	—	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan the 10th day of December, 2002.

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Law,
Regulatory Affairs and Corporate
Secretary